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                                                       Filed by ChoicePoint Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                               Subject Company: DBT Online, Inc.
                                              Registration Statement on Form S-4
                                                    (Registration No. 333-32438)


         On April 26, 2000, Douglas C. Curling, Chief Operating Officer and Treasurer of ChoicePoint Inc., a Georgia corporation ("ChoicePoint"), Michael Wood, Chief Financial Officer of ChoicePoint, Kelly McLoughlin, Assistant Vice President of Investor Relations of ChoicePoint, and Ron Fournet, President and Chief Executive Officer of DBT Online, Inc. ("DBT"), and others participated in a conference call regarding ChoicePoint's Earnings Release for the first quarter of 2000. The following exerpts from the transcript of the conference call relate to the merger transaction between ChoicePoint and DBT.

1.       On page 1 the following:

K. McLoughlin     Thanks Alison. Good morning and thanks everyone for joining
                  us. On our call with me today we have Mike Wood our CFO who's going to review the financial results of the quarter. Doug
                  Curling our Chief Operating Officer who's going to talk about our strategic and operational accomplishments. And Ron Fournet
                  President and CEO of DBT who will be available during the Q&A to respond to any questions specific to the pending merger or to DBT.

2.       On page 10 the following:

D. Curling        However, in our 4th quarter call I indicated that this year we would step up our M&A activity again. During this past quarter you saw us become very active.

3.       On pages 11-13 the following:

D. Curling        All of these deals were accretive Q1 results. And of course our largest deal, the pending merger with DBT Online was announced on February 14th. All of you I'm sure have heard us talk about our excitement for this merger and the significant opportunities the combination of our two businesses offers us in the on-line public record marketplace.

                  As discussed in the press release earlier this month, we have cleared all regulatory and anti-trust review processes so the last major hurdle is


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                  security shareholder approval. Both DBT and Choicepoint have mailed proxies to shareholders and have set our annual shareholder meetings for May 16th here in Alpharetta.

                  DBT will hold their meeting in a nearby hotel and Choicepoint will hold our meeting here at our headquarters facility.

                  Assuming shareholder approval is obtained, we would expect to close the transaction as soon as logistically possible thereafter, so we are actually ahead of our original schedule and looking to close mid-May.

                  While we wait for the shareholder approval, we have been working hard on building integration plans for the two companies. We have set a number of functional work teams to understand how we can best work together and maximize synergy and opportunities going forward. These teams are making good progress and our 6-person executive committee meets each week to discuss milestones and recommended next steps.

                  While we've already begun making some integration decisions on things like data purchases and communications strategies, as you might expect most of the implementation cannot begin until a legal business combination is effected.

                  So our goal is really to have as much as the planning completed by mid-May as possible, so we can begin executing soon after closing. Realistically we will still be making integration decisions until probably late June. But we do expect to have all the deal costs and restructuring charges included in our Q2 results.

                  I am personally very pleased with how this process is going and the level of cooperation among our working teams and I am very excited about the merger and the possibilities it offers us.

4.       On pages 15-16 the following:

D. Curling        Lastly, let me briefly comment on our Internet and emerging market initiative. As we've discussed over the last several quarterly calls, Choicepoint will continue to seek opportunities for us to exploit the Internet as a distribution for channel for our public record content. And with the upcoming combination with DBT and their Know X operation, we are actively engaged in strategic review of all of our activities in this area.

                  First we move forward with forming and Internet advisory board to help us strategically direct our Internet businesses. Alan Taetle, a current member of the Choicepoint board and a partner in Noro-Mosely, a large


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                  Atlanta-based venture capital fund, has agreed to chair this committee. He has recruited several others to serve with him bringing significant Internet and e-commerce experience to us.

                  Secondly, although I didn't specifically comment on in my early Choicepoint DBT integration remarks, our two Internet teams are working very well together and have already arranged for new shared office space in mid-town Atlanta. Although both teams recognize that some strategic changes are inevitable, they are both excited about combining forces and actively engaged in product, technology and staff planning.

                  Know X has a run rate of about $15 million of Internet revenue today and a talent pool of 40 associates here in Atlanta that add considerable mass and experience to our own Internet initiative.

                  As we continue to determine our long term strategy and structure for the Internet initiatives however, we are pursuing and successfully establishing key relationships and opportunities in the e-market space for our new core products. Although these initiatives aren't yet producing significant financial contributions, we are make progress strategically at positioning Choicepoint as a content provider of critical data for decisions made on the Internet and believe long term there is significant value creation opportunity for us here in this space.

5.       On pages 23-24 the following:

B. Speller        Understood. And last question, Ron, good morning and was
                  wondering if you could just comment briefly on the DBT quarter.

R. Fournet        Yes, Brian good morning. We felt like we had a very good first quarter and very much so according to plan in terms of obviously a rebound from the 4th quarter. That overall 1st quarter showed again a continuing recovery of the federal business. The growth of revenues as we introduced multiple products into multiple markets. I'm sure many of you have been tracking that. Again, as we have done that we have controlled costs very well I think.

                  So I think we're very well positioned for the core business to continue to move forward and expanded into multiple markets with some new products and very well positioned with the merger with Choicepoint which I'll just leave you a trailing thought here. The board senior team and all of the employees of DBT are very excited by this.

                  We see the synergy to give us combined strength that we never would have had in the past and so therefor going forward we are very, very


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                  excited and looking forward to the mid-May timeframe and let's just get on with it.

D. Curling        Likewise and thanks Ron. I think the trends there are very, very compelling and exciting. Thank you.

6.       On pages 24-26 the following:

B. Warmington     A further question on DBT and the 4th quarter. It looked like the operating margin changed there but was pretty pronounced and pretty positive. I wanted to ask what was behind that? It seemed like there was finally some good revenue growths there, but it looked like there was also I don't know whether it was more efficiency on spending. I wanted to see if we could get a little bit of color on that.

R. Fournet        Yes I'll take that. This is Ron Fournet again. We did have of course some two-plan if you will, as planned expenditures in the first quarter as we continued to grow the company and transform it if you will into several markets and several products. You have seen these product releases that we have been doing.

                  But as we have done that we have kept our cost flat but this according to plan too. The whole notion has been nothing more and nothing less than let's keep the costs flat as we introduce new products, grow the top line, keep the expense line flat, the margin will increase. I think that what you're seeing is the affect of that. It is a real simple formula and we had that fairly well established by late last summer. I think that what you're seeing is the realization of that into the first quarter.

B. Warmington     Would it be fair to take that operating margin level and
                  project that out for the rest of 2000 as being a sustainable operating level? Or would it be fair to look at that as sort of the floor-up for which you're going to build? Is this pre-synergy?

R. Fournet        Absolutely. That is the plan as you've seen it and as you just described it. The plan has always been to establish this as the floor and actually in the 4th quarter I think what you saw was we just delayed in doing it because of the penetration in the markets, the expansion in the ansay markets and the growth of the salesforce. From a fixed asset base that we had already established to grow that and to increase that margin, I think that is what you're seeing and I expect that trend to continue.

B. Warmington     Thank you very much and congratulations on a very strong
                  quarter to both companies.

================================================================================

         In addition to ChoicePoint, the participants in this solicitation may include the directors of ChoicePoint: Ron D. Barbaro, James M. Denny, Tinsley
H. Irvin, Ned C. Lautenbach, C.B. Rogers, Jr., Derek V. Smith, Charles I. Story and Alan J. Taetle and the following officers and employees of
ChoicePoint: Douglas C. Curling (Chief Operating Officer and Treasurer), Michael S. Wood (Chief Financial Officer) and Kelly McLoughlin (Director Investor Relations). As of the date of this communication, none of these directors and officers of ChoicePoint beneficially owned more than 1% of the common stock of ChoicePoint, except for Derek V. Smith, who beneficially owned 3.3% of the common stock of ChoicePoint.

         ChoicePoint and DBT Online filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC") on March 14, 2000. The joint proxy statement/prospectus was amended on April 11, 2000 and declared effective on April 13, 2000. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by ChoicePoint will be available free of charge from the Secretary of ChoicePoint at 1000 Alderman Drive, Alpharetta, Georgia 30005, Telephone 770-752-6000. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.